[PH Letterhead]

(713) 860-7352

willburns@paulhastings.com

April 28, 2017

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management, Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-217551 and 811-21593)

Dear Mr. Bartz:

This letter relates to the new shelf Registration Statement on Form N-2 of our client, Kayne Anderson MLP Investment Company (the “Fund”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2017 registering an indeterminate number of shares of common stock, preferred stock and debt securities to be offered on an immediate, continuous or delayed basis for a proposed maximum aggregate offering price of $500,000,000 (the “2017 Shelf”).

The 2017 Shelf does not contain disclosures that are substantially different from the most recent $300,000,000 shelf registration statement of the Fund filed on June 10, 2016 (File Nos. 333-211964 and 811-21593, and declared effective on July 19, 2016 (the “2016 Shelf”). The primary changes revolve around (i) ordinary course annual updates to the Fund’s disclosures, including with respect to the Fund’s financial statements and outstanding securities, (ii) updates to the Fund’s non-fundamental investment policies, as previously approved by the Fund’s Board of Directors and communicated to the Fund’s stockholders and (iii) updates to risk factors.

For your convenience, we have enclosed with this correspondence a courtesy copy of the 2017 shelf marked to show changes from the 2016 Shelf.

In light of the similarities between the disclosures made in the 2017 Shelf and the 2016 Shelf and using the principles stated in Release 33-6510 and Release No. IC 13768, we respectfully request that the Staff consider a cursory or no review of the 2017 shelf.

The Fund respectfully requests the Staff’s assistance in completing its review of the 2017 Shelf as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (713) 860-7352 or David A. Hearth at (415) 856-7007.

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:     David A. Hearth, Esq., Paul Hastings